Item 77c Series ____

A Special Meeting of the Shareholders of the Legg Mason
Value Equity Portfolio of the Trust was held on February 24, 2011. The purpose of the Special Meeting was to ask shareholders to consider the approval of an Agreement and Plan of Reorganization the ("Plan") providing for the acquisition of all of the assets of Legg Mason Value Equity Portfolio ("Value Equity"), a portfolio of the Trust, by Legg Mason ClearBridge
Aggressive Growth Portfolio ("ClearBridge Aggressive
Growth"), also a portfolio of the Trust, in exchange for shares of ClearBridge Aggressive Growth and the assumption by ClearBridge Aggressive Growth of the liabilities of Value Equity. The Plan also provides for distribution of these shares of ClearBridge Aggressive
Growth to shareholders of Vlue Equity in liquidation and subsequent termination of Value Equity. The shareholders of the Legg Mason Value Equity Portfolio of the Trust approved the proposal and the results of the votes are as set forth below.

For			25,671,827.949
Against			 1,088,181,285
Abstain			 2,280,331.538
TOTAL	          	29,040,340.772

Item 77c Series ____

A Special Meeting of the Shareholders of the Lord Abbett
Growth & Income Portfolio of the Trust was held on April 27, 2011. The purpose of the Special Meeting was to ask shareholders to consider the approval of an amendment to the Lord Abbett Growth & Income Portfolio management agreement between Met Investors Series Trust (the "Trust") and MetLife Advisers, LLC ("MLA"), the investment adviser of the Trust. The shareholders of the Lord Abbett Growth
& Income Portfolio of the Trust approved the proposal and the results of the votes are as set forth below.

For			58,551,283.638
Against			 4,734,693.223
Abstain			 5,251,298.968
TOTAL			68,537,275.829